SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

BioLineRx Ltd.
(Translation of registrant’s name into English)

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

Item 8.01 Other Events.

BioLineRx Ltd. (the “Company”) announced today that on March 7, 2014 it closed its previously announced underwritten public offering of 9,660,000 American Depositary Shares (“ADSs”), each representing ten (10) of its Ordinary Shares, at a public offering price of $2.50 per ADS. The Company received proceeds of approximately $22.7 million, before deducting customary offering expenses, which it expects to use to fund a number of clinical trials and for working capital and general corporate purposes. A copy of the press release announcing the closing of the transaction is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the issuance of the ADSs, on March 4, 2014, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to issue and sell the ADSs to the Underwriters. For a complete description of the terms and conditions of the Underwriting Agreement, please refer to such agreement, which is incorporated herein by reference and attached to this report as Exhibit 1.1.

On March 7, 2014, Yigal Arnon & Co. issued its opinion, a copy of which is filed as Exhibit 5.1 to this report, with respect to the legality of the issuance by the Company of the Ordinary Shares underlying the ADSs sold pursuant to the prospectus and the related prospectus supplement filed by the Company with the U.S. Securities and Exchange Commission on March 4, 2013.

On March 7, 2014, Morrison & Foerster LLP issued its opinion, a copy of which is filed as Exhibit 5.2 to this report, with respect to the legality of the sale by the Company of the ADSs sold pursuant to the prospectus and the related prospectus supplement filed by the Company with the U.S. Securities and Exchange Commission on March 4, 2014.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The following exhibits are filed as part of this report:

Exhibit No.	Description of Exhibit

1.1	Underwriting Agreement, dated March 4, 2014

5.1	Opinion of Yigal Arnon & Co., Israeli Counsel to the Company

5.2	Opinion of Morrison & Foerster LLP, U.S. Counsel to the Company

99.1	Press release dated March 7, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer
Dated: March 7, 2014